

07025374

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

**SUPPL**

11<sup>th</sup> July 2007
YPB/cs

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

◆ Copy of 1 management transaction as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.

AVENUE NESTLÉ 55     CH-1800 VEVEY (SUISSE)     TÉLÉPHONE 021 924 21 11     TÉLÉFAX 021 921 18 85



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# Annonces publiées relatives aux transactions du management

**Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.**

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du  | Juill 2007 ▼ |  au  | Juill 2007 ▼ |

Emetteur:  | nestle |

☐ Annonces corrigées inclues

Rechercher et trier:  | par date |  | par émetteur |  | par montant 321 |  | par montant 123 |

Nombre d'annonces trouvées: **1**

| | |
|---|---|
| Emetteur | **Nestlé AG** |
| Date de la transaction | **10.07.2007**  par un  membre exécutif du conseil d'administration / membre de la direction générale |
| Type de transaction | **Acquisition**  **de**  **1'200**  **titres**  pour un montant total de **CHF 568'155.00** (soit CHF 473.46 / titre) |
| Catégorie du titre | Droit de participation |
| ISIN | CH0012056047 |

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